UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number of issuing entity: 001-31659

BERKSHIRE INCOME REALTY LLC
(formerly Berkshire Income Realty, Inc.)
(Exact name of registrant as specified in its charter)

One Beacon Street
Boston, MA  02108
617-523-7722
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9% Series A Cumulative Redeemable Preferred Stock
(Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, Berkshire Income Realty LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Dated: November 9, 2015

BERKSHIRE INCOME REALTY LLC

By:	/s/ David E. Doherty
	Name:	David E. Doherty
	Title:	Senior Vice President and Principal Financial Officer